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                                                                   Exhibit 4.3.1


January 28, 2003

Mr. Marcus R. Rowan
3510 Turtle Creek Blvd. #8F
Dallas, TX 75219


                                            Re:  Compensation

Dear Marcus:

                  In consideration of your contributions to Equidyne Corporation and its affiliates ("Equidyne" or the "Company") over the past year, we are pleased to extend to you the following compensation on the terms set forth below.

1.   Compensation.

                  1.1 Base Salary In consideration of your services, you will be paid a base biweekly salary of $10,019.23 ($260,500.00 annualized), effective December 28, 2002, payable in accordance with Equidyne's standard payroll practices.

                  1.2 Stock In consideration of your services, the Board of Directors has granted you an additional option to purchase 450,000 shares of Common Stock of Equidyne under the Company's 2002 Long Term Incentive And Share Award Plan. The option will be exercisable at $0.34 per share, the fair market value of the Common Stock on the date of grant or January 14, 2003. 225,000 of these options are exercisable immediately and the balance will vest monthly over a 12-month period from the date of grant, based on continued employment. Your option will have a term of ten years, though if your employment terminates before that time, only the shares which have vested prior to that time will be exercisable for the balance of their term on a non-qualified basis. The terms of your option will be set forth in the stock option agreement between you and the Company.

                  1.3 Bonus Payment In addition to your base salary and stock options, you will also receive a cash bonus of $102,583.00 with $51,915.50 paid in the next regular pay cycle with normal deductions following your acceptance of this letter. The balance to be paid in equal installments on March 31, 2003, June 30, 2003 and September 30, 2003 contingent on continued employment.

         All other terms of your employment shall remain as set forth in the December 26, 2001 letter agreement.

         You acknowledge that your employment with Equidyne is for an unspecified duration that constitutes at-will employment, and that either you or Equidyne can terminate this relationship at any time for any reason, with or without cause and with or without prior notice as set forth in the December 26, 2001 letter agreement.






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         Please acknowledge and confirm your acceptance of this letter by signing and returning the enclosed copy of this letter as soon as possible.

                                            EQUIDYNE CORPORATION


                                            By: /s/ Mark Myers
                                                -------------------
                                                Mark Myers
                                                President

ACCEPTANCE:

         I accept the terms of my employment with Equidyne Corporation as set forth herein. I understand that this letter does not constitute a contract of employment for any specified period of time, and that my employment relationship may be terminated by either party, with or without cause and with or without notice.

                  /s/ Marcus R. Rowan                    1/31/03
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                  Marcus R. Rowan                        Date